Exhibit (a)(1)(C)

Form of Email to Stockholders

Subject Line: Notice of Offer to Purchase Shares of Class C Common Stock (Liquidity Offer)

Today, September 14, 2016, Dell Technologies Inc. (the “Company”) has commenced an offer to purchase shares of Class C common stock for a purchase price of $27.50 in cash. The offer is scheduled to end at 11:59 p.m., New York City time, on October 14, 2016, unless the Company extends it. Our records indicate that you hold shares of common stock of the Company that are eligible for sale to the Company.

This offer to purchase is subject to the terms and conditions set forth in the Offer to Purchase document and the related election form being delivered to you. Please carefully review the attached Offer to Purchase and election form, which contain more details about the offer, including information about your eligible shares and the action you need to take if you are interested in selling your shares.

Please note that the contractual transfer restrictions to which you are subject may limit the number of shares that you can sell in the offer. Existing contractual restrictions generally have the effect of limiting volitional sales of Class C common stock, by stockholders subject to such contractual restrictions, to sales by employees in good standing, other than limited exceptions that do not apply to the offer to purchase. The attached election form sets forth the maximum number of shares of common stock that are eligible for sale in the offer under the contractual transfer restrictions applicable to you.